SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                              AGP and COMPANY, INC.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   001230-02-0
________________________________________________________________________________
                                 (CUSIP Number)

 Joseph Drucker, Esq.                                   Peter H. Ehrenberg, Esq.
 16 Stuyvesant Place                                  Lowenstein, Sandler, Kohl,
 Elberon, New Jersey  07740     with a copy to             Fisher & Boylan, P.A.
(908) 229-4329                                              65 Livingston Avenue
                                                     Roseland, New Jersey  07068
                                                     (201) 992-8700
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 October 4, 1996
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Omar L. Peraza, individually and as sole trustee of the Peraza Trust u/i/t dated May 18, 1989 (the "Peraza Trust"), Robert Drucker and Mindy Fortin, individually and as co-trustees of the Joseph Drucker 1995 Trust (the "Drucker Trust") and Joseph Drucker (each, a "Filing Entity" and, collectively, the "Filing Entities") hereby amend their Schedule 13D (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of Common Stock, no par value ("Common Stock"), of AGP and Company, Inc. (the "Company") as follows:

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     The Filing Entities have entered into a Settlement Agreement, dated October 1, 1996 (the "Settlement Agreement"), with the Company, Steven W. Bingaman ("Bingaman") and James F. Howard ("Howard") which provides for the settlement of certain disputes among the parties thereto. Pursuant to the terms of the Settlement Agreement, the Filing Entities have agreed to adjourn a Special Meeting of the Company's shareholders (the "Special Meeting") that had been ordered by a New Jersey court to be held on October 15, 1996 for the purpose of considering a proposal to remove Bingaman and Howard as directors of the Company.

     Under the terms of the Settlement Agreement, Bingaman and Howard, as directors of the Company, have approved the sale of the Company's wholly owned subsidiary, TMC Group, Inc. ("TMC"), to Social Expressions Acquisition Corporation ("SEAC"), a Delaware corporation established by Omar L. Peraza ("Peraza"), the President of TMC, and Joseph Drucker ("Drucker"), a director of the Company, on the terms contained in SEAC's Offer Letter, dated July 1, 1996, a copy of which has previously been filed as an Exhibit to this Schedule 13D (the "Acquisition"). Under the Settlement Agreement, a definitive agreement relating to the Acquisition (the "Acquisition Agreement") is required to be executed and delivered on or before October 11, 1996. The consummation of the Acquisition will be subject to certain conditions, including the receipt of (i) a fairness opinion from Nutmeg Securities, (ii) approval of the Acquisition by the Company's shareholders and (iii) financing for the Acquisition satisfactory to SEAC (subject to certain limitations and requirements). Upon consummation of the Acquisition, (i) SEAC will assume all obligations of TMC to the Company, and
(ii) the Special Meeting will be canceled.

     The Company has agreed to call a meeting of shareholders on or prior to January 31, 1997 to consider and vote upon the Acquisition and the Acquisition Agreement. At that meeting, Bingaman and Howard have agreed to vote all of the Common Stock which they own, beneficially or of record, in favor of the Acquisition, and have agreed not to transfer their shares, or any interest therein, prior thereto. In addition, the Company, Bingaman and Howard have agreed not to interfere with the consummation of the Acquisition, subject to their rights under the Settlement Agreement. The Settlement Agreement provides that the Acquisition must be consummated by February 1, 1997.

     In the Settlement Agreement, the Company has given an irrevocable proxy to Peraza and Drucker giving them the right, for a period of five years, to vote all shares of SEAC owned by the Company from time to time. The Company has also agreed not to issue shares of Common Stock or certain securities convertible into or exchangeable for shares of Common Stock until consummation of the Acquisition, subject to certain exceptions.

     Under the terms of the Settlement Agreement, Bingaman, Howard and the Company have agreed to certain covenants relating to the operations of TMC and the Company pending consummation of the Acquisition. In addition, Bingaman has agreed to continue to guarantee certain advances to TMC and Peraza has agreed to effect a release of all guarantees by Bingaman of indebtedness of TMC upon consummation of the Acquisition. SEAC has agreed to pay one-half of the audit fees to be incurred by the Company in completing the audits of its 1994 and 1995 financial statements, subject to a cap of $75,000 and SEAC and the Filing Entities have agreed that the Company may effect the sale of certain warrants held by it, subject to certain conditions, and may use up to $200,000 of the net proceeds therefrom to repay amounts owed to Bingaman. The Settlement Agreement also contains certain provisions regarding Drucker's employment by the Company pursuant to which, among other things, Drucker has agreed to relocate his office off the Company's premises and, in the event that the Acquisition is approved by the Company's shareholders, the Company and Drucker will negotiate in good faith the termination of Drucker's existing employment agreement with the Company and the payment to him of amounts due and owing thereunder.

     To secure their obligations under the Settlement Agreement, Bingaman and Howard have delivered to an escrow agent (i) their resignations of all positions each of them may have as a director, officer or employee of the Company and its subsidiaries and (ii) an irrevocable proxy from Bingaman (which appoints Peraza and Drucker as proxies) covering all shares of Common Stock of the Company owned beneficially or of record by him. The resignations and the proxy will be released from escrow and delivered to Peraza upon the earlier of (i) the close of business on February 1, 1997 if the Acquisition has not been consummated by that date (except as described below), or (ii) the breach by Bingaman, Howard or the Company of any of their representations or warranties contained in the Settlement Agreement or any of their obligations under the Settlement Agreement.

     In the event that the Acquisition is not consummated prior to February 1, 1997 (other than as a result of any breach by Bingaman, Howard or the Company of their obligations under the Settlement Agreement), then the resignations and the proxy will continue to be held in escrow and, upon Peraza's request, the Company will call a special meeting of its shareholders within 60 days to consider and act upon Peraza's proposal to remove Bingaman and Howard as directors of the Company.

     The Settlement Agreement also contemplates the proposed acquisition by a newly formed, wholly owned subsidiary of the Company ("BSM") of Border Steel Mills Incorporated in a transaction in which BSM would become a public company and would no longer be a subsidiary of the Company (the "Border Steel Acquisition"). In the Settlement Agreement, the Filing Entities have agreed not to interfere with the Border Steel Acquisition, subject to their rights under the Settlement Agreement. In addition, the Company has given a proxy to Bingaman and Howard giving them the right, for a period of five years, to vote all shares of BSM owned by the Company from time to time.

     A copy of the Settlement Agreement has been filed as an Exhibit to this Amendment and is herein incorporated by reference. The description of the Settlement Agreement is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the full text of such Exhibit.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

     Pursuant to the terms of an Inducement Letter, dated October 1, 1996 (the "Inducement Letter"), The Blackmor Group, Inc. has agreed to vote all of the shares of the Common Stock which it owns, beneficially or of record (1,050,000 shares as of October 1, 1996), in favor of the Acquisition.

     A copy of the Inducement Letter has been filed as an Exhibit to this Amendment and is herein incorporated by reference. The description of the Inducement Letter is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the full text of such Exhibit.


Item 7.   Material to be Filed as Exhibits.

    Exhibit Number                          Description of Exhibit

          1                          Settlement Agreement, dated October 1, 1996
                                        (without exhibits)

          2                          Inducement Letter, dated October 1, 1996

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   October  15, 1996


                                               /s/ Omar L. Peraza
                                               _________________________________
                                               Omar L. Peraza, as Trustee of
                                               the Peraza Trust u/i/t dated
                                               May 18, 1989



                                               /s/ Omar L. Peraza
                                               _________________________________
                                               Omar L. Peraza, Individually



                                                /s/ Robert Drucker
                                                ________________________________
                                                Robert Drucker, as Co-trustee of
                                                the Joseph Drucker 1995 Trust



                                                /s/ Mindy Fortin
                                                ________________________________
                                                Mindy Fortin, as Co-trustee of
                                                the Joseph Drucker 1995 Trust



                                                /s/ Robert Drucker
                                                ________________________________
                                                Robert Drucker, Individually



                                                /s/ Mindy Fortin
                                                ________________________________
                                                Mindy Fortin, Individually


                                                /s/ Joseph Drucker
                                                ________________________________
                                                Joseph Drucker

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  Exhibit Index


         Exhibit
         Number                        Description

            1              Settlement Agreement, dated October 1, 1996
                           (without exhibits)

            2              Inducement Letter, dated October 1, 1996